UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

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Commission File Number: 001-35224

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Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Xunlei Provides a Term Loan to Chizz (HK) Limited

Xunlei Limited (the “Company”) (Nasdaq: XNET) announced that on September 9, 2021, the Board of Directors of the Company approved to provide a term loan in the amount of US$20 million to Chizz (HK) Limited, a company controlled by Itui International Inc., our largest shareholder. Mr. Jinbo Li, our Chairman and CEO, is a founder and an officer of Itui International Inc. The loan has a term of two years and the interest of the loan is 3% per annum. The Audit Committee of the Company had also approved the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/ Naijiang (Eric) Zhou
Name:	:	Naijiang (Eric) Zhou
Title:	:	Chief Financial Officer

Date: September 10, 2021